SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A.

Financial Statements for the Nine-month

Period Ended September 30, 2005 and

Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1. We have performed a special review of the Quarterly Information of Tele Sudeste Celular Participações S.A. and subsidiaries referring to the quarter and nine-month period ended September 30 , 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets as of June 30 , 2005 and the individual and consolidated statements of income for the quarter and nine-
-month period ended September 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated July 22, 2005 and October 26, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , October 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT ASSETS
Cash and cash equivalents	76	197	29,876	6,776
Financial investments	56,588	55,801	343,050	315,331
Trade accounts receivable, net	-	-	436,600	450,199
Inventories	-	-	81,026	86,331
Advances to suppliers	-	-	4,407	3,106
Interest on capital and dividends	28,002	27,775	-	-
Deferred and recoverable taxes	4,200	3,038	329,345	355,086
Derivative contracts	-	-	-	4
Prepaid expenses	-	-	51,520	63,734
Other assets	726	714	66,701	77,219
	89,592	87,525	1,342,525	1,357,786

NONCURRENT ASSETS
Deferred and recoverable taxes	55,627	54,371	251,252	241,453
Prepaid expenses	-	-	16,881	15,090
Other assets	530	530	9,113	9,113
	56,157	54,901	277,246	265,656

PERMANENT ASSETS
Investments	1,990,421	1,959,086	499	499
Property, plant and equipment, net	108	215	1,164,373	1,197,601
Deferred charges, net	-	-	2,097	1,884
	1,990,529	1,959,301	1,166,969	1,199,984

TOTAL ASSETS	2,136,278	2,101,727	2,786,740	2,823,426

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT LIABILITIES
Payroll and related accruals	446	385	31,421	26,035
Trade accounts payable	4,822	4,386	372,784	426,746
Taxes payable	2,582	1,509	73,212	70,350
Loans and financing	-	-	15,645	40,790
Interest on capital and dividends payable	35,496	35,634	37,194	37,332
Reserve for contingencies	2	-	72,296	67,118
Derivative contracts	-	-	10,677	9,235
Other liabilities	44,104	44,117	75,725	80,715
	87,452	86,031	688,954	758,321

LONG-TERM LIABILITIES
Reserve for contingencies	-	-	24,108	24,694
Other liabilities	-	-	24,852	24,715
	-	-	48,960	49,409

SHAREHOLDERS' EQUITY
Capital	927,945	891,460	927,945	891,460
Capital reserves	170,449	206,934	170,449	206,934
Revenue reserves	235,207	235,207	235,207	235,207
Retained earnings	715,094	681,964	715,094	681,964
	2,048,695	2,015,565	2,048,695	2,015,565

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,136,278	2,101,727	2,786,740	2,823,426

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	1,739,542	1,561,224
Sale of products	-	-	469,976	395,657
	-	-	2,209,518	1,956,881
Deductions from gross revenue	-	-	(704,245)	(548,751)

NET OPERATING REVENUE	-	-	1,505,273	1,408,130
Cost of services provided	-	-	(414,796)	(418,856)
Cost of products sold	-	-	(362,549)	(342,952)

GROSS PROFIT	-	-	727,928	646,322

OPERATING REVENUES (EXPENSES)
Selling expenses	-	-	(462,226)	(359,987)
General and administrative expenses	(3,806)	(4,041)	(148,381)	(150,109)
Other operating expenses	(11)	(31)	(64,692)	(39,599)
Other operating revenue	635	-	58,378	33,561
Equity pick-up	73,250	84,894	-	-
	70,068	80,822	(616,921)	(516,134)

OPERATING INCOME BEFORE FINANCIAL
INCOME (EXPENSES)	70,068	80,822	111,007	130,188
Financial income	10,124	5,173	14,636	7,004

INCOME FROM OPERATIONS	80,192	85,995	125,643	137,192
Nonoperating income (expense), net	-	-	770	(103)

INCOME BEFORE TAXES	80,192	85,995	126,413	137,089
Income and social contribution taxes	(2,230)	(1,404)	(48,451)	(52,498)

NET INCOME FOR THE PERIOD	77,962	84,591	77,962	84,591

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(In thousands of Brazilian reais - R$, unless otherwise indicated)

1  OPERATIONS

Tele Sudeste Celular Participações S.A. ("Tele Sudeste" or "Company") is a publicly-traded company which, as of September 30, 2005, is controlled by Brasilcel N.V. (50.47% of total capital), Sudestecel Participações S.A. (25.54% of total capital), Tagilo Participações Ltda. (10.90% of total capital) and Avista Participações Ltda. (4.11% of total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles , S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

Tele Sudeste has a full controlling interest in the operators Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to Telerj and Telest are valid until November 30, 2005 and November 30, 2008, respectively, and are renewable, once only, for a 15-year term, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

The business of the subsidiaries, including the services they may provide, are regulated by the National Telecommunications Agency ( Agência Nacional de Telecomunicações - ANATEL ), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Company's Board of Directors approved the corporate restructuring of Telest Celular S.A. by a merger with Telerj Celular S.A. The proposed restructuring was submitted to ANATEL on September 6, 2005.

The objective of this operation was to obtain financial and operational benefits, among others, with a reduction in administrative costs and publications, as well as rationalization of accounting procedures .

2  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais (except where otherwise mentioned) and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ( Comissão de Valores Mobiliários - CVM ).

The consolidated ITR includes, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telerj and Telest. In the consolidation, all the balances and transactions between the Companies were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to June 30, 2005 and September 30, 2004 were reclassified, where applicable, for comparison purposes.

3  FINANCIAL INVESTMENTS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Financial investments	56,588	55,801	343,050	315,331

The majority of the financial investments refer to fixed-income investments, which are indexed to interbank deposit (CDI) rates, with immediate liquidity.

As of September 30, 2005, the Company had financial investments of R$ 23,172 (R$24,755 as of June 30, 2005) pledged in guarantee of lawsuits.

4  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.05	06.30.05

Unbilled amounts	47,175	57,990
Billed amounts	239,703	215,979
Interconnection	100,040	93,092
Products sold	107,274	136,957
(-) Allowance for doubtful accounts	(57,592)	(53,819)
Total	436,600	450,199

No customers have contributed with more than 10% of the net accounts receivable as of September 30 and June 30, 2005, except for the amounts receivable from Telemar Norte Leste S.A., which represented approximately 11% of the net accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	41,210	31,685
Additions in the 1 st quarter	9,385	11,462
Write-offs in the 1 st quarter	(6,647)	(2,292)

Balance as of March 31	43,948	40,855

Additions in the 2 nd quarter	4,240	8,329
Write-offs and recoveries in the 2 nd quarter	5,631	(5,405)

Balance as of June 30	53,819	43,779

Additions in the 3 rd quarter	16,873	9,784
Write-offs and recoveries in the 3 rd quarter	(13,100)	(7,628)

Balance as of September 30	57,592	45,935

5  INVENTORIES

	Consolidated
	09.30.05	06.30.05

Digital handsets	95,810	99,966
Accessories and others	4,133	5,447
(-) Allowance for obsolescence	(18,917)	(19,082)
Total	81,026	86,331

6  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid income and social contribution taxes	57,970	56,276	184,729	190,459
Withholding income tax	979	409	19,712	16,554
Recoverable ICMS (State VAT)	-	-	75,439	78,476
Recoverable PIS and COFINS (taxes on revenue)	-	-	46,719	45,892
Other recoverable taxes	242	242	2,349	2,332
Total recoverable taxes	59,191	56,927	328,948	333,713

Deferred income and social contribution taxes	636	482	242,109	250,998
ICMS to be appropriated	-	-	9,540	11,828
Total	59,827	57,409	580,597	596,539

Current	4,200	3,038	329,345	355,086
Noncurrent	55,627	54,371	251,252	241,453

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Merged tax credit (corporate restructuring)	-	-	2,550	26,236
Tax credits relating to:
Obsolescence	-	-	6,432	6,488
Contingencies	1	-	36,423	31,216
Doubtful accounts	-	-	19,581	18,298
Accelerated depreciation	-	-	27,425	25,538
Customer loyalty program	-	-	5,630	5,350
Employees' profit sharing	97	61	3,743	2,158
Other amounts	538	421	11,564	14,153
Tax loss carryforwards	-	-	128,761	121,561
Total deferred taxes	636	482	242,109	250,998

Current	240	86	76,446	94,269
Noncurrent	396	396	165,663	156,729

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards : will be offset up to a limit of 30% of taxable income in subsequent years.

b)  Merged tax credit : consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 26) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with terms of five years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c)  Temporary differences : will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusion of these studies as of September 30, 2005.

7  PREPAID EXPENSES

	Consolidated
	09.30.05	06.30.05

FISTEL fees	29,126	50,925
Rents	7,970	8,118
Advertising	22,112	11,541
Commercial incentives	1,023	445
Other	8,170	7,795
Total	68,401	78,824

Current	51,520	63,734
Noncurrent	16,881	15,090

8  OTHER ASSETS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Escrow deposits	-	-	21,545	20,040
Advances to employees	14	-	3,169	3,133
Credits with suppliers	-	-	4,814	8,001
Receivable from Group companies	677	677	29,987	34,121
Subsidies on handset sales	-	-	5,797	10,621
Tax incentives	530	530	1,479	1,479
Other assets	35	37	9,023	8,937
Total	1,256	1,244	75,814	86,332

Current	726	714	66,701	77,219
Noncurrent	530	530	9,113	9,113

9  INVESTMENTS

a)  Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)	Shareholders' equity as of		Net income as of
			09.30.05	06.30.05	09.30.05	09.30.04

Telerj Celular S.A.	100	30,449	1,633,657	1,625,785	17,582	42,679
Telest Celular S.A.	100	2,039	356,764	333,301	55,668	42,215

b  Changes

The changes in the Company's investments were as follows for the nine-month periods ended September 30, 2005 and 2004:

	2005	2004

Balance at the beginning of the year	1,917,171	1,853,506
Equity pick-up in the 1 st quarter	39,988	38,160
Balance as of March 31	1,957,159	1,891,666

Equity pick-up in the 2 nd quarter	1,927	25,299
Balance as of June 30	1,959,086	1,916,965

Equity pick-up in the 3 rd quarter	31,335	21,435
Balance as of September 30	1,990,421	1,938,400

10  PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual	09.30.05			06.30.05
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 14.28	1,566,575	(1,173,843)	392,732	405,898
Switching equipment	14.28	713,175	(504,147)	209,028	206,900
Infrastructure	4.00 to 20.00	407,175	(230,104)	177,071	182,481
Land	-	4,353	-	4,353	4,353
Software use rights	20.00	305,744	(204,061)	101,683	106,126
Buildings	4.00	33,707	(5,252)	28,455	28,792
Handsets	66.67	235,439	(181,424)	54,015	54,595
Other assets	10.00 to 20.00	278,537	(168,840)	109,697	117,173
Assets and construction in progress	-	87,339	-	87,339	91,283
Total		3,632,004	(2,467,671)	1,164,373	1,197,601

11  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Suppliers	4,123	3,701	182,007	263,501
Interconnections	-	-	12,919	12,353
Amounts to be transferred - SMP (*)	-	-	121,624	101,633
Technical assistance (Note 27)	-	-	45,150	39,196
Other	699	685	11,084	10,063
Total	4,822	4,386	372,784	426,746

(*) The amounts to be passed on SMP refer to the VC2, VC3 (long distance) calls and interconnection charges billed to our clients and passed on to the long-distance operators.

12  TAXES PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

State VAT (ICMS)	-	-	14,227	20,183
Income and social contribution taxes	2,582	1,509	30,824	17,930
PIS and COFINS	-	-	13,830	15,227
FISTEL fees	-	-	1,139	4,827
FUST and FUNTTEL	-	-	1,316	1,308
CIDE	-	-	10,723	10,128
Other taxes	-	-	1,153	747
Total	2,582	1,509	73,212	70,350

13  LOANS AND FINANCING

a)  Debt composition

				Consolidated
Principal	Currency	Interest	Maturity	09.30.05	06.30.05

Financial institutions:
Resolution No. 2,770	US$	10.8% p.a.	10.03.05	3,333	27,030
Assumption of debt	US$	1.825% p.a. + Libor	10.18.05 to 11.07.05	8,390	8,874

Suppliers:
NEC do Brasil S.A.	US$	7.3% p.a.	11.29.05	3,468	3,668
Interest				454	1,218
Total				15,645	40,790

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b)  Coverage

As of September 30, 2005, the Company had exchange contracts in the nominal amount of US$27,386 thousand and €714 thousand (US$36,948 thousand and €639 thousand as of June 30, 2005), for the complete hedge of its foreign exchange liabilities. Up to that date, the Company had recorded a net loss of R$10,677 (R$9,231 as of June 30, 2005), on these exchange hedge operations, represented by a balance of R$10,677 (R$9,235 as of June 30, 2005) under current liabilities and (R$4 under current assets as of June 30, 2005 ).

14  OTHER LIABILITIES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid services	-	-	8,279	13,462
Accrual for customer loyalty program (a)	-	-	16,558	15,734
Intercompany liabilities	7,037	7,048	12,246	13,470
Provision for pension plan	-	-	778	640
Reverse split of shares (b)	37,067	37,067	37,067	37,067
Other	-	2	25,649	25,057
Total	44,104	44,117	100,577	105,430

Current	44,104	44,117	75,725	80,715
Noncurrent	-	-	24,852	24,715

(a)  The subsidiaries have fidelity programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's share capital (Note 16).

15  RESERVE FOR CONTINGENCIES

The subsidiaries are parties to certain lawsuits involving labor, tax and civil matters, and recorded reserves in relation to the claims in which an unsuccessful outcome was classified as probable.

The composition of the reserves is as follows:

	Consolidated
	09.30.05	06.30.05

Labor	8,775	12,000
Civil	38,040	30,370
Tax	49,589	49,442
Total	96,404	91,812

Current	72,296	67,118
Noncurrent	24,108	24,694

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 are as follows:

Consolidated

Balance at the beginning of the year	83,620
New provisions, net of reversals	24,179
Monetary variation	3,862
Payments	(15,257)
Balance as of September 30	96,404

15.1. Tax litigation

15.1.1. Probable loss

No significant new tax claims with a "probable" loss classification were filed in the nine-month period ended September 30, 2005. The evolution of the reserves for tax contingencies corresponds to the monetary changes in the claims since the last financial year.

15.1.2. Possible loss

No significant new tax claims with a "possible" loss classification were filed in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last financial year.

15.2. Labor and civil suits

Include several labor and civil claims. A reserve was posted as previously shown, which is considered to be sufficient to cover the probable losses on these cases.

The amount involved in relation to claims in which a "possible" loss is classified is R$58,287 for civil claims and R$10,482 for labor claims.

16  SHAREHOLDERS' EQUITY

a) Capital

An Extraordinary Shareholders' Meeting held on March 29, 2005 approved a reverse split of the 449,009,994,135 nominative book-entry shares, without par value, comprising 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing capital, in the proportion of 5,000 (five thousand) shares to 1 (one) share of the same class. Capital now comprises 89,801,999 nominative book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$36,485, corresponding to the tax benefit from the merged goodwill, effectively realized during the 2004 fiscal year. The capital increased from R$891,460 to R$927,945, with the issue of 2,029,225 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference should be credited to the companies Sudestecel Participações S.A. and Tagilo Participações Ltda.

The capital as of September 30 and June 30, 2005 comprises shares without par value, as follows:

	Thousands of shares
	09.30.05	06.30.05

Common shares	39,916	37,887
Preferred shares	51,915	51,915
Total	91,831	89,802

b) Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, and the right to participate in a dividend 10% higher than that attributed to each common share.

The dividends are calculated in accordance with the Company's bylaws and corporate law, which establishes a minimum dividend of 25% of income for the financial year.

c) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which is being capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit (Note 26).

d) Revenue reserve

d.1) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to set off losses or to increase capital.

d.2) Other revenue reserves

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the coming financial years.

17  NET OPERATING REVENUE

	Consolidated
	09.30.05	09.30.04

Monthly subscription charges	70,225	108,530
Use of network	991,315	794,191
Additional call charges	24,656	19,416
Interconnection	556,430	592,596
Data service	80,400	32,057
Other services	16,516	14,434
Gross revenue from services	1,739,542	1,561,224

State VAT (ICMS)	(350,162)	(281,286)
PIS and COFINS	(62,194)	(56,404)
ISS	(925)	(597)
Discounts granted	(52,111)	(32,592)
Net operating revenue from services	1,274,150	1,190,345

Gross revenue from handsets and accessories	469,976	395,657

State VAT (ICMS)	(33,987)	(34,025)
PIS and COFINS	(27,022)	(25,150)
Discounts granted	(147,493)	(75,400)
Returned sales	(30,351)	(43,297)
Net operating revenue from handsets and accessories	231,123	217,785

Total net operating revenue	1,505,273	1,408,130

No clients have contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Telemar Norte Leste S.A., a fixed-telephone operator, which contributed with approximately 17% and 21% of total gross operating revenue, respectively, principally in relation to interconnections revenues.

18  COST OF PRODUCTS SOLD AND SERVICES PROVIDED

	Consolidated
	09.30.05	09.30.04

Personnel	(14,657)	(12,911)
Materials	(287)	(441)
Outside services	(38,747)	(34,133)
Connections	(55,906)	(42,523)
Rent, insurance and condominium fees	(36,676)	(34,754)
Interconnection	(34,414)	(41,196)
Taxes and contributions	(57,584)	(45,931)
Depreciation and amortization	(175,424)	(206,839)
Other	(1,101)	(128)
Cost of services provided	(414,796)	(418,856)
Cost of products sold	(362,549)	(342,952)
Total	(777,345)	(761,808)

19  SELLING EXPENSES

	Consolidated
	09.30.05	09.30.04

Personnel	(34,731)	(40,809)
Materials	(7,058)	(8,263)
Outside services	(241,451)	(156,142)
Advertising	(65,511)	(61,248)
Rent, insurance and condominium fees	(9,364)	(6,578)
Taxes and contributions	(311)	(653)
Depreciation and amortization	(57,662)	(54,332)
Allowance for doubtful accounts	(30,498)	(29,575)
Other	(15,640)	(2,387)
Total	(462,226)	(359,987)

20  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(1,051)	(1,381)	(35,063)	(35,315)
Materials	-	-	(4,176)	(4,610)
Outside services	(2,308)	(2,268)	(60,786)	(62,867)
Rent, insurance and condominium fees	(77)	-	(13,432)	(9,240)
Taxes and contributions	(9)	(29)	(1,151)	(1,875)
Depreciation and amortization	(323)	(323)	(31,299)	(35,274)
Other	(38)	(40)	(2,474)	(928)
Total	(3,806)	(4,041)	(148,381)	(150,109)

21  OTHER OPERATING REVENUE (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Revenue:
Fines	-	-	8,663	6,506
Recovered expenses	635	-	18,789	4,069
Reversal of reserves	-	-	3,616	10,306
Shared infrastructure	-	-	3,472	3,218
Commercial incentives	-	-	19,790	8,011
Other	-	-	4,048	1,451
Total	635	-	58,378	33,561

Expenses:
FUST fees	-	-	(7,335)	(6,467)
FUNTTEL	-	-	(3,667)	(3,174)
ICMS on other expenses	-	-	(7,700)	(1,233)
PIS and COFINS on other revenues	-	-	(4,776)	(8,661)
Other taxes and contributions	(9)	-	(2,698)	(1,207)
Reserve for contingencies	(2)		(27,795)	(16,535)
Amortization of deferred charges	-	-	(322)	(261)
Other	-	(31)	(10,399)	(2,061)
Total	(11)	(31)	(64,692)	(39,599)

22  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Financial income:
Income from financial operations	9,711	4,908	62,741	59,359
Monetary/Exchange variations	605	664	16,148	19,314
PIS and COFINS on financial income	-	(356)	(50)	(5,885)
Total	10,316	5,216	78,839	72,788

Financial expenses:
Expenses of financial operations	(192)	(43)	(26,936)	(27,898)
Monetary/Exchange variations	-	-	(6,127)	(24,031)
Hedge operations, net	-	-	(31,140)	(13,855)
Total	(192)	(43)	(64,203)	(65,784)

23  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is given below:

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Income tax	(1,943)	(508)	(74,812)	(13,675)
Social contribution	(585)	(193)	(26,817)	(4,686)
Deferred income tax	219	(720)	39,101	(25,336)
Deferred social contribution	79	17	14,077	(8,801)
Total	(2,230)	(1,404)	(48,451)	(52,498)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Income before taxes	80,192	85,995	126,413	137,089
Tax expense at combined statutory rate	(27,265)	(29,238)	(42,980)	(46,610)
Permanent additions:
Nondeductible expenses	(9)	-	(4,954)	-
Other additions	-	(961)	-	(4,397)
Permanent exclusions:
Equity pick-up	24,905	28,864	-	-
Other exclusions	139	(69)	(517)	(1,491)
Tax expense	(2,230)	(1,404)	(48,451)	(52,498)

24  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which Telerj and Telest are exposed in conducting their businesses are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates, and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. As of September 30, 2005, the subsidiaries had 69.4% (70.3% as of June 30, 2005) of their customer base under the prepaid system, which requires prepaid loading, and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from the temporary investment and amounts receivable from swap operations. The Company and its subsidiaries operate in such a way as to diversify this exposure over first rate financial institutions.

Interest rate risk

Telerj and Telest are exposed to the risk of local interest rate fluctuations, due to the fact that the liability portion of operations with derivatives (exchange hedge) is indexed to the CDI. However, the balance of temporary investments, also indexed to the CDI, neutralizes this effect.

Foreign currency-denominated loans are also exposed to the risk of a rise in the floating exchange rates (Libor). As of September 30, 2005, the principal of these operations amounted to R$8,390 (R$8,874 as of June 30, 2005).

Currency risk

Telerj and Telest use derivative instruments as protection against currency risk on foreign currency-denominated loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2005:

	In thousands of
	US$	Euros

Loans and financing	(7,040)	-
Other liabilities	(21,346)	(922)
Derivative contracts	27,386	714
Total	(1,000)	(208)

b) Derivative contracts

The subsidiaries record derivative gains and losses as a component of financial expenses or income.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book	Market	Unrealized
	value	value	gain (loss)

Loans and financing	(15,645)	(15,696)	(51)
Derivative contracts	(10,677)	(10,647)	30
Other liabilities	(49,902)	(49,902)	-
Total	(76,224)	(76,245)	(21)

c) Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

25  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS-A: defined-benefit multi-sponsor plan for participants that were previously assisted and had such status on January 31, 2000.

b) PBS-Tele Sudeste Celular: a defined-benefit plan that serves approximately 1% of the Company's employees.

c) PAMA: a multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the Plan, of which 12% is allocated to funding the PBS-Tele Sudeste Celular Plan and 1.5% to the PAMA Plan.

d) Visão Celular Benefits Plan: a individual defined contribution plan - the Visão Celular Benefit Plan was introduced by SISTEL in August 2000.

The subsidiaries' contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% and 9% of the participation salary, according to the percentage selected by the participant.

In the nine-month period ended September 30, 2005, the subsidiaries made contributions to the PBS-Tele Sudeste Celular Plan and the Visão Celular Plan amounting to R$2,371 (R$2,554 as of September 30, 2004).

Up to September 30, 2005, the subsidiaries recognized proportionally the estimated actuarial cost for the year 2005, recording R$414 in relation to these costs, in the other operating expenses account.

26  CORPORATE RESTRUCTURING

On November 30, 2000, the corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the corporate and tax purposes of the Company and its subsidiaries, record specific accounts related to the goodwill, the reserve merged and the respective amortization, reversal and tax credit, the balances of which as of September 30 and June 30, 2005 are as follows:

	Balances on the	Consolidated
	date of merger	09.30.05	06.30.05

Balance sheet:
Merged goodwill	1,393,279	7,500	77,164
Merged reserve	(928,437)	(4,950)	(50,928)
Balance	464,842	2,550	26,236

		09.30.05	09.30.04
Statement of income:
Amortization of goodwill		208,992	208,992
Reversal of reserve		(137,935)	(137,935)
Tax credit		(71,057)	(71,057)
Effect on the result		-	-

As shown, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, has nil effect on income and, consequently, on the calculation base of the statutory minimum compulsory dividend. To ensure a better presentation of the Company's financial and equity situation in the financial statements, the net amount of R$2,550, as of September 30, 2005 (R$26,236 as of June 30, 2005), which essentially represents the merged tax credit, was classified in the balance sheet under current assets as deferred taxes (see Note 6).

The merged tax credit is capitalized as and when it is effectively realized. In the nine-month period ended September 30, 2005, the subsidiaries realized R$41,079 of the tax benefit on account of the restructuring. The subsidiaries did not realize the entire tax benefit and recorded R$94,592 and R$34,169 as tax credit carryforwards on tax loss and negative social contribution base, respectively.

27  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A.,

Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Some of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. As from July 2003, users have been able to select the long-distance operator.

b) Corporate management advisory: is payable by the subsidiaries to Telefónica Móviles S.A. and Telefónica Internacional on account of telecommunications services, calculated based on the percentage applied to net income from the services, restated according to the currency variation.

c) Corporate services: these are passed on to the subsidiaries under the same controlling group (as per item a) at the cost effectively incurred for these services.

d) Call-center services: provided by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service, contracted for 12 months, renewable for an equal period.

e) Maintenance: of the profitability and cost control system by Telefónica Móbile Solution do Brasil.

f) Logistics operator and financial and accounting advisory services: provided by Telefônica Gestão de Serviços Ltda.

g) Voice portal content services: provided by Terra Network Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	09.30.05	06.30.05

Assets:
Trade accounts receivable, net	10,601	10,306
Receivable from Group companies	29,987	34,121

Liabilities:
Trade accounts payable	34,698	45,192
Technical assistance	45,150	39,196
Intercompany liabilities	12,246	13,470

	09.30.05	09.30.04

Statement of income:
Revenues from telecommunications services	41,834	43,394
Cost of services provided	(12)	-
Selling expenses	(58,687)	(44,458)
General and administrative expenses	(16,263)	(10,831)
Other operating revenues	60	-
Revenues (expenses) financial, net	4,266	(519)

28  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover operating risks, civil liability, health, etc. The management of the Companies considers that the amounts are sufficient to cover any losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Amounts insured

Operating risks	R$2,825,762
General third-party liability - RCG	R$7,560
Automobile (fleet of executive vehicles)	Fipe Table (100%), R$250 for DC and R$50 for DM
Automobile (fleet of operational vehicles)	R$250 for DC and R$50 for DM

29  AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began trading ADRs with the following main characteristics on the New York Stock Exchange - NYSE:

•  Type of shares: preferred.

•  Each ADR represents one preferred share.

•  The shares are traded as ADRs with the code "TSD" on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.